UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)   *

Odyssey Marine Exploration, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
676118201
(Cusip Number)
September 30, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 10 Pages
Exhibit Index Found on Page 10

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Greywolf Distressed Opportunities Master Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 10 Pages

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Greywolf Distressed Opportunities Master QPA Fund, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 10 Pages

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Greywolf Advisors LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 10 Pages

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Greywolf Capital Management LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 342,391 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 342,391 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,391 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% [2]
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)	Includes 342,391 Shares acquirable within 60 days of the date hereof upon the exercise of Warrants. See the Preliminary Note.

(2)	Calculated based on 20,594,180 Shares outstanding as of August 5, 2024, as stated in the Company’s Form 10-Q filed with the SEC on August 8, 2024.

Page 5 of 10 Pages

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Greywolf GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 342,391 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 342,391 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,391 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% [2]
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes 342,391 Shares acquirable within 60 days of the date hereof upon the exercise of Warrants. See the Preliminary Note.

(2)	Calculated based on 20,594,180 Shares outstanding as of August 5, 2024, as stated in the Company’s Form 10-Q filed with the SEC on August 8, 2024.

Page 6 of 10 Pages

13G
CUSIP No. 676118201

1	NAMES OF REPORTING PERSONS Jonathan Savitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
** The reporting persons making this filing hold Warrants (as defined in the Preliminary Note) exercisable for up to an aggregate of 342,391 Shares (as defined in Item 2).  Accordingly, as of the date of this filing the aggregate Warrants held by the reporting persons represent beneficial ownership of 1.6% of the class of Shares outstanding.  The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 342,391 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 342,391 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,391 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6% [2]
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 342,391 Shares acquirable within 60 days of the date hereof upon the exercise of Warrants. See the Preliminary Note.

(2)	Calculated based on 20,594,180 Shares outstanding as of August 5, 2024, as stated in the Company’s Form 10-Q filed with the SEC on August 8, 2024.

Page 7 of 10 Pages

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates in its entirety the Schedule 13G initially filed on January 4, 2024 (the “Prior Schedule 13G” and, together with this Amendment, this “Schedule 13G”).

Preliminary Note:

Capitalized terms used in this Preliminary Note without definition have the meanings ascribed to them below.

As of the date of this report, the Investment Manager holds 342,391 warrants, issued June 10, 2022, each of which is currently exercisable, pursuant to its terms, for one Share (“Warrants”).  Accordingly, as of the date of this report, certain of the Reporting Persons may be deemed to beneficially own an aggregate of 342,391 Shares, representing 1.6% of the class of Shares outstanding, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 1.  (a) Name of Issuer:

Odyssey Marine Exploration, Inc. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

205 S. Hoover Blvd., Suite 210, Tampa, FL 33609

Item 2.  (a) Name of Persons Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i)
Greywolf Distressed Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership  (“Greywolf DF”), with respect to the Shares held by it and the Shares it has the right to acquire upon exercise of the Warrants held by it;

(ii)
Greywolf Distressed Opportunities Master QPA Fund, L.P., a Cayman Islands exempted limited partnership  (“Greywolf DFQPA” and, together with Greywolf DF, the “Greywolf Funds”), with respect to the Shares held by it and the Shares it has the right to acquire upon exercise of the Warrants held by it;

(iii)
Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of each of the Greywolf Funds, with respect to the Shares held by the Greywolf Funds and the Shares the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them;

(iv)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of each of the Greywolf Funds (the “Investment Manager”), with respect to (a) the Shares held by it and the Shares it has the right to acquire upon exercise the Warrants held by it, and (b) the Shares held by the Greywolf Funds and the Shares the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to (a) the Shares held by the Investment Manager and the Shares the Investment Manager has the right to acquire upon the exercise of the Warrants held by it, and (b) the Shares held by the Greywolf Funds and the Shares the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them; and

(vi)
Jonathan Savitz (“Savitz”), a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to (a) the Shares held by the Greywolf Funds and the Shares the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them, and (b) the Shares held by the Investment Manager and the Shares the Investment Manager has the right to acquire upon the exercise of the Warrants held by it.

This Amendment reports that the Greywolf Funds have disposed of all Shares and Warrants that were reported as held by them in the Prior Schedule 13G.  Accordingly, as of the date of this report, each of the Greywolf Funds and the General Partner no longer may be deemed a beneficial owner of any Shares.

(b) Address of Principal Business Office:

The address of the principal business office of: (i) all of the Reporting Persons other than the Greywolf Funds is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; (ii) the Greywolf Funds is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(c) Citizenship:

The citizenship of each of the Reporting Persons is set forth on the cover page for such Reporting Person.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

(e) CUSIP Number:

676118201

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares and the Warrants reported hereby as held by each of the Greywolf Funds are owned directly by such Greywolf Fund.  The General Partner, as the general partner of each of the Greywolf Funds, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds and all such Shares that the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them.  The Shares and the Warrants reported hereby as held by the Investment Manager are owned directly by the Investment Manager.  In addition, the Investment Manager, as the investment manager of the Greywolf Funds, may be deemed to be a beneficial owner of all such Shares owned by the Greywolf Funds and all such Shares that the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them. The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be a beneficial owner of (a) all such Shares owned by the Investment Manager and all such Shares that the Investment Manager has the right to acquire upon exercise of the Warrants held by it, and (b) all such Shares owned by the Greywolf Funds and all such Shares that the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them.  Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of (a) all such Shares owned by the Greywolf Funds and all such Shares that the Greywolf Funds have the right to acquire upon exercise of the Warrants held by them, and (b) all such Shares owned by the Investment Manager and all such Shares that the Investment Manager has the right to acquire upon exercise of the Warrants held by it. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2024

GREYWOLF ADVISORS LLC
On its own behalf
And as the General Partner of
GREYWOLF DISTRESSED OPPORTUNITIES MASTER FUND, L.P. and GREYWOLF DISTRESSED OPPORTUNITIES MASTER QPA FUND, L.P.

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Senior Managing Member

GREYWOLF GP LLC
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL MANAGEMENT LP

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Title: Managing Member

By: /s/ Jonathan Savitz
Name: Jonathan Savitz
Page 9 of 10 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k) (previously filed)

Page 10 of 10 Pages